via facsimile and U.S. mail						July 26,
2005

Mr. Guy Hebert
President and Chief Executive Officer
Strateco Resources Inc.
1225 Gay-Lussac Street
Boucherville, Quebec
Canada	J4B 7K1

	Re:	Strateco Resources Inc.
		Form 10-KSB, filed March 31, 2005
		File No. 000-49942

Dear Mr. Hebert:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the areas identified below and where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II - Other Information Changes in securities and use of
Proceeds, page 88

1. The ninth paragraph of this section disclosed a resource of 275,000 ounces according to an estimate by Steffen, Robertson, and Kirsten in October 2003. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a "Non-Reserve" section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

In future filings, before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.
This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.
U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In future filings, before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources.
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral
Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

2. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Disclose in all future filings the cutoff grade used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions.
The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

3. The following page quotes an uncategorized resource estimate of 544,000 tonnes grading 0.075% U3O8 as having been prepared prior to the implementation of National Instrument 43-101. With the passage of
National Instrument 43-101 into law, your disclosure using non-Commission reserve definitions and "resource" estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, you will still be required to disclose your estimates according to Guide
7 definitions using definitions as prescribed by N. I. 43-101. In future filings provide a comparative table and reconciliation narrative explaining any differences between these estimates using Commission definitions and the N. I. 43-101 definitions.

Closing Comments

      As appropriate, please respond to these comments in within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact George (Ken) Schuler, mining engineer, at
(202)
551-3718 or, in his absence, Roger Baer, mining engineer, at (202) 551-3705, if you have questions regarding engineering comments. Please contact me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Guy Hebert
Strateco Resources Inc.
July 26, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE